

07007421

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SECURITI[ES AND EXCHANGE COMM]ISSION



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51671 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cohen & Steers Capital Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler — 212-446-9168 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

COHEN & STEERS
CAPITAL ADVISORS LLC

# OATH OR AFFIRMATION

We, Bradley G. Razook and Matthew S. Stadler, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cohen & Steers Capital Advisors, LLC (the "Company") as of December 31, 2006 are true and correct. We further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Bradley G. Razook
Managing Director, President



Matthew S. Stadler
Chief Financial Officer



SALVATORE RAPPA
Notary Public, State of New York
No. 02RA6129621
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires June 27, 2009

Notary Public

280 Park Avenue, New York, NY 10017-1216 Tel: 212·832·3232 Fax: 212·832·3622

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Cohen & Steers Capital Advisors, LLC:

We have audited the following financial statements of Cohen & Steers Capital Advisors, LLC (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cohen & Steers Capital Advisors, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Cohen & Steers Capital Advisors, LLC as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2007

# COHEN & STEERS CAPITAL ADVISORS, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 23,256,437 |
| Accounts receivable | | 2,693,213 |
| Property and equipment - net of accumulated depreciation and amortization of $25,947 | | 8,364 |
| Other assets | | 130,231 |
| Total assets | $ | 26,088,245 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Accrued expenses | $ | 371,815 |
| Accrued compensation expense | | 6,177,283 |
| Due to parent | | 111,596 |
| Due to affiliate | | 4,950,130 |
| Total liabilities | | 11,610,824 |
| Member's equity | | 14,477,421 |
| Total liabilities and member's equity | $ | 26,088,245 |

See notes to financial statements.

END